5/14

07023557

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gitennes Exploration Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04170 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/16/07

Gitennes Exploration Inc.

GITENNES UPDATE ON PERU COPPER-SILVER PROJECT

Vancouver, April 16, 2007; Gitennes Exploration Inc. (TSX-GIT) is pleased to report that geologists working for the Company have recently completed a brief mapping and sampling programme on the TotoRoko Property. Results are highly encouraging, with the mineralized zone being traced in patchy outcrop along a 3,500–metre strike length. The property has been increased in size to 5,000 hectares. TotoRoko is a grassroots prospecting discovery made by the Company and is located in west-central Peru.

Copper-silver-gold mineralization at surface is oxidized, with secondary minerals such as matrix-filling and disseminated chrysocola and malachite occurring within highly metasomatized, Jurassic-aged volcanic tuffs and related sediments. Recent work suggests that this mineralization is confined to a bedded tuff unit that dips down-slope at forty degrees and maybe 10 to 50 metres thick. Additional zones are likely present.

A new area of copper-silver mineralization has now been found at least 1,500 metres further northwest than the original showings. This new zone shows similar characteristics, with copper-bearing, silicified volcanic rocks enveloped by an epidote-garnet-magnetite skarn. Mineralization appears to strike in a north-westerly direction into an area of anomalous stream sediment anomalies that has not been prospected. The 1,500 metre "gap" between the two prospects has also not been prospected in detail. Bedrock exposure is poor within this gap, but mineralized float is present, suggesting that in-fill work could confirm the potential continuity of the prospective mineralization.

New chip channel results from scattered outcrops within these two mineralized zones include the following significant copper - silver results:

Sample length (m)	Zone	Cu %	Ag (g/t)	Au ppb
5.0	NW	2.79	23.3	136
1.5	NW	1.33	63.7	206
1.0	NW	1.24	4.8	--
1.5	SE	1.97	45.0	663
2.0	SE	1.38	29.8	--
1.0	SE	1.06	25.7	--
1.0	SE	1.73	34.4	--
6.0	SE	1.58	32.7	204
2.0	SE	1.37	25.2	--
3.0	SE	0.54	56.4	--
1.5	SE	0.79	42.6	--
1.5	SE	0.94	17.0	--
6.0	SE	0.83	24.3	--

The zone remains open to the northwest and the southeast. The widespread occurrences of mineralized float suggest that other zones will be found on the property.

Exploration work at TotoRoko is expected to continue over the next few months, including detailed mapping, sampling and geophysical surveys.

Work at TotoRoko is supervised by A. Fernandez-Baca (P.Geo). Analytical services are provided by ALS Chemex in Lima, Peru. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

For further information, contact:

Jerry Blackwell, President

Suite 2390 – 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com



082-04170

Gitennes Exploration Inc.

2006 Annual Report

AR/S
12-31-06



To our shareholders,

On behalf of the Board of Directors I am pleased to present the Company's Annual report for the year ended December 31, 2006.

The Company is looking forward to 2007. Gitennes has four notable properties in Peru – Tucumachay, Titimina, Urumalqui and TotoRoko. We intend to continue with the exploration of our prospects at Tucumachay, building upon the results of three drilling campaigns that have outlined a substantial area of sediment-hosted, bulk-tonnage gold mineralization. Tucumachay also hosts zones of zinc mineralization, which together with our nearby Titimina property, is one of few un-drilled, commercial-grade zinc prospects in the free world.

Urumalqui has been re-evaluated and is ready for a new drilling campaign, the first in three years. High bullion prices and new geological models suggest that earlier drilling was too shallow and too scattered to adequately test such a well-mineralized epithermal gold-silver setting.

TotoRoko is a grassroots prospecting find made by our field crews in Peru. It is developing into a very large copper-silver-gold exploration target, with high grade mineralization now found over distances of 3,500 metres, and still open. We hope to have the first phases of exploration completed by mid-year, so as to have the property drill-ready as soon as is practical.

Gitennes is fundamentally an exploration company. We are forever faced with balancing the need for adequate funding, controlling shareholder dilution, acquiring and developing quality mineral properties and managing market expectations. In this period of high metal prices and buoyant markets we intend to maintain a course that does not jeopardize 14 years of hard work by succumbing to the lure of fashionable exploration trends, slick marketing, and ideological or political dogma.

Our intention is to continue developing our assets in Peru, as it is a strong, well-endowed force in the international mining scene. We will, however, continue to look elsewhere for new opportunities, at home and abroad, and at any prospect or commodity that makes commercial sense. As the 2007 field season opens we expect to hit the rocks more than ever, exploring!

Thank you for your continuing support.

Jerry Blackwell
President

Management's Responsibility for Financial Reporting

The consolidated financial statements of Gitennes Exploration Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Jerry D. Blackwell"

Jerry D. Blackwell
President

March 29, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of Gitennes Exploration Inc.

We have audited the consolidated balance sheet of **Gitennes Exploration Inc.** (the "Company") as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2005 and for the year then ended were audited by a predecessor auditor who expressed an opinion without reservation on those statements in their report dated March 21, 2006.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 27, 2007

Gitennes Exploration Inc. Statement 1

Consolidated Balance Sheets

As at December 31
Canadian Funds

ASSETS		2006		2005
Current				
Cash and cash equivalents	$	278,325	$	938,735
Accounts receivable *(Note 4)*		262,955		18,795
Prepaid expenses		5,515		29,056
		546,795		986,586
Mineral Properties *(Note 4)*		3,941,051		3,287,348
Plant and Equipment *(Note 5)*		62,306		60,231
	$	4,550,152	$	4,334,163

LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 8)*	$	102,196	$	142,814

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		29,275,281		28,272,076
Contributed Surplus *(Note 6b)*		657,283		657,283
Deficit - *Statement 2*		(25,484,608)		(24,738,010)
		4,447,956		4,191,349
	$	4,550,152	$	4,334,163

Going Concern *(Note 1)*
Commitment *(Note 7)*

ON BEHALF OF THE BOARD:

"Jerry Blackwell", Director
Jerry D. Blackwell

"Ken Booth", Director
Ken Booth

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended December 31
Canadian Funds

		2006		2005
Expenses				
Audit, accounting, legal and professional fees	$	123,920	$	142,887
Amortization		14,194		14,386
Filing, transfer fees and investor relations		191,721		240,123
Insurance		17,500		20,442
Interest and bank charges		6,730		3,578
Office rent, utilities and miscellaneous		108,928		112,242
Salaries and benefits		262,960		248,790
Stock-based compensation *(Note 6d)*		-		305,929
Travel		20,628		19,739
Loss Before the Under-Noted		(746,581)		(1,108,116)
Other Income (Expense)				
Foreign exchange gain (loss)		7,853		(10,376)
General exploration		(29,540)		(31,257)
Interest and other income		14,021		22,911
Income from royalty *(Note 4j)*		421,307		-
Write-down of mineral properties *(Note 4)*		(413,658)		(322,660)
Loss for the Year		(746,598)		(1,449,498)
Deficit - beginning of year		(24,738,010)		(23,288,512)
Deficit - End of Year	$	(25,484,608)	$	(24,738,010)
Loss Per Share - Basic and Diluted	$	(0.02)	$	(0.04)
Weighted-Average Number of Shares Outstanding		38,749,779		33,422,055

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Consolidated Statements of Cash Flows

For the Years Ended December 31
Canadian Funds

	2006	2005
Cash Flows from Operating Activities		
Loss for the year	$ (746,598)	$ (1,449,498)
Items not affecting cash		
Amortization	14,194	14,386
Stock-based compensation	-	305,929
Write-down of mineral properties	413,658	322,660
	(318,746)	(806,523)
Changes in non-cash working capital items		
Accounts receivable	(244,160)	9,072
Prepaid expenses	23,541	(23,077)
Accounts payable and accrued liabilities	41,598	10,970
	(179,021)	(3,035)
	(497,767)	(809,558)
Cash Flows from Financing Activities		
Net proceeds from issuance of common shares	1,003,205	2,535,665
Cash Flows from Investing Activities		
Mineral properties - net of recoveries	(1,149,579)	(1,366,068)
Due from joint venture partner	-	20,559
Purchase of plant and equipment	(16,269)	(5,512)
	(1,165,848)	(1,351,021)
Net Increase (Decrease) in Cash and Cash Equivalents	(660,410)	375,086
Cash and cash equivalents - beginning of year	938,735	563,649
Cash and Cash Equivalents - End of Year	$ 278,325	$ 938,735

Supplemental Schedule of Non-Cash Investing and Financing Transactions	2006	2005
Mineral properties acquired through the issuance of shares	$ -	$ 14,500
Increase (decrease) in mineral property accounts payable	$ (82,216)	$ 73,072
Fair value of stock options exercised	$ -	$ 6,100

- See Accompanying Notes -

1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru and Canada. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries have been accounted for under the purchase method.

These consolidated financial statements also include the accounts of Oromalqui Gold Corp. ("Oromalqui"), in which the Company had a 50% interest pursuant to a joint venture agreement and Oromalqui's wholly-owned subsidiary, Minera Corimalqui S.A. The Company has accounted for its interest in the joint venture using the proportionate consolidation method. Under this method, the Company records its proportionate share of revenues, expenses, liabilities and assets of the joint venture. The only material asset of the joint venture is the Urumalqui property. Effective June 17, 2005, the joint venture agreement was terminated and the Company assumed the remaining assets and liabilities of the joint venture. Accordingly, these consolidated financial statements include 100% of the accounts of Oromalqui and Minera Corimalqui S.A. from June 17, 2005, accounted for under the purchase method *(Note 4d)*.

b) Foreign Currency Translation

The operations of the Company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results in the period incurred.

2. Accounting Policies - *Continued*

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

e) Plant and Equipment

Plant and equipment are recorded at cost less accumulated amortization, which is calculated on a declining balance basis at the following annual rates:

Computer equipment - 20%
Furniture and fixtures - 20%
Equipment - 20%

f) Mineral Properties

The costs of acquiring mineral properties and related exploration expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management regularly reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests is in good standing. The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to options being exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not accrued. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Accounting Policies - *Continued*

g) Asset Retirement Obligations

The Company has adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. The Company is in the exploration stage on its properties and has determined that it has no asset retirement obligations as at December 31, 2006.

h) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

i) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate the fair value of stock options at the time of the grant and recognizes the related compensation expense over the vesting period.

j) Loss Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to calculate diluted earnings per share, which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The effect on loss per share of the Company's outstanding options and warrants is anti-dilutive and, therefore, basic and diluted loss per share amounts are the same.

2. Accounting Policies - *Continued*

k) Income Taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

l) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted. At December 31, 2006, the Company held currency totalling US$85,552, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollars.

Gitennes Exploration Inc.

Notes to Consolidated Financial Statements

December 31, 2006 and 2005
Canadian Funds

4. Mineral Properties

a) Details of mineral property activities:

	Peru					Canada		
	Tucumachay	Urumalqui	La Chivona	Titimina	Other	Red	Other	Total
December 31, 2005	$ 1,826,335	$ 788,755	$ 171,338	$ 27,767	$ 62,099	$ 411,052	$ -	$ 3,287,346
Acquisition costs	-	-	-	-	-	-	-	-
Deferred expenditures								
Administration	11,889	-	-	-	-	-	-	11,889
Assays	73,089	177	-	3,860	-	-	-	77,126
Consulting geology	185,628	4,219	1,790	20,169	-	2,606	-	214,412
Domicile	244,897	541	-	8,365	-	-	-	253,803
Drilling	258,949	-	-	-	-	-	-	258,949
Environmental and social license	10,573	4,380	-	-	-	-	-	14,953
Geophysics	28,839	-	-	7,009	-	-	-	35,848
Government taxes	144,599	2,913	2,163	2,072	2,925	-	-	155,472
Tenure	3,553	-	9,428	8,633	23,297	-	-	44,911
Total expenditures during the year	962,016	12,230	13,381	50,908	26,222	2,606	-	1,067,383
Write-off of mineral properties	-	-	-	-	-	(413,658)	-	(413,658)
December 31, 2006	$ 2,788,351	$ 800,985	$ 184,719	$ 78,675	$ 88,321	$ -	$ -	$ 3,941,051

4. **Mineral Properties** - *Continued*

a) **Details of mineral property activities:** - *Continued*

	Peru					Canada			
	Tucumachay	Urumalqui	La Chivona	Titimina	Rio Seco	Red	Fox	Other	Total
December 31, 2004	$ 503,805	$ 733,038	$ 160,774	$ 9,456	$ 258,205	$ 384,022	$ 55,354	$ 51,712	$ 2,156,366
Acquisition costs	-	-	-	-	-	44,500	-	-	44,500
Deferred expenditures									
Administration	23,017	8,772	-	-	-	405	-	854	33,048
Assays	106,093	-	-	275	-	-	-	-	106,368
Consulting geology	338,690	19,494	-	-	2,576	12,084	-	-	372,844
Domicile	340,853	-	-	-	-	-	-	-	340,853
Drilling	291,752	-	-	-	-	-	-	-	291,752
Environmental and social license	17,210	-	-	-	-	-	-	-	17,210
Geophysics	46,047	19,766	-	-	-	-	-	-	65,813
Government taxes	136,074	736	-	60	353	-	-	-	137,223
Tenure	22,794	6,949	10,564	2,774	8,173	41	-	9,532	58,827
Topographic survey	-	-	-	15,202	-	-	-	-	15,202
Total expenditures during the year	1,322,530	55,717	10,564	18,311	9,102	57,030	-	10,386	1,483,640
Write-off of mineral properties	-	-	-	-	(267,306)	-	(55,354)	-	(322,660)
Receipt of option payment *(Note 4h)*	-	-	-	-	-	(30,000)	-	-	(30,000)
December 31, 2005	$ 1,826,335	$ 788,755	$ 171,338	$ 27,767	$ 1	$ 411,052	$ -	$ 62,098	$ 3,287,346

4. **Mineral Properties** - *Continued*

b) **Cumulative mineral costs are as follows:**

	Acquisition	Exploration	2006	2005
Peru				
Tucumachay	$ 400,000	$ 2,388,351	$ 2,788,351	$ 1,826,335
Urumalqui	87,329	713,656	800,985	788,755
La Chivona	35,563	149,156	184,719	171,338
Titimina	9,456	69,219	78,675	27,767
Other	-	88,321	88,321	62,099
Canada				
Red, B.C.	-	-	-	411,052
	$ 532,348	$ 3,408,703	$ 3,941,051	$ 3,287,346

c) **Tucumachay, Peru**

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired a 100% interest in the 3,500-hectare Tucumachay property by issuing 1,000,000 shares to Inmet (issued - 2004) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). During the year, the Company served notice that it had earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Subsequent to vesting, Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

d) **Urumalqui, Peru**

The Company owns a 100% interest in the Urumalqui project. Prior to June 17, 2005, the property was held under a joint venture with Meridian Gold. On June 17, 2005, the companies terminated the agreement and the Company assumed the remaining assets of the joint venture, which included the Urumalqui mineral claims.

e) **La Chivona, Peru**

The Company acquired, by staking, a 2,600-hectare property near the coastal city of Chiclayo.

f) **Titimina, Peru**

The Company has acquired, by staking, a 3,800-hectare property adjacent in part to the Tucumachay property.

4. **Mineral Properties** - *Continued*

g) **Rio Seco, Peru**

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. As the Company had no plans to explore the property during 2006, the carrying value was written-down to a nominal value as of December 31, 2005.

h) **Red, B.C., Canada**

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company paid $50,000 cash, issued 100,000 shares and incurred $100,000 in exploration expenditures. The Company could, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $150,000 and 150,000 shares. On April 15, 2005, the Company entered into an agreement with Buffalo Gold Ltd. ("Buffalo") whereby Buffalo could earn a 60% interest in the property by paying the Company $30,000 cash (received) and committing to incur $200,000 in exploration expenditures by April 15, 2006, with the option of incurring cumulative expenditures totalling $600,000 before April 15, 2007 (incurred). On June 6, 2006, Buffalo advised the Company that it was not going to proceed with its option. On July 12, 2006, the Company advised the owners that it did not intend to exercise its option and returned the property. Accordingly, the Company wrote off all expenditures incurred on the property.

i) **Other Properties**

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

j) **Virgen, Peru**

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces. During the year, the Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

During the year, the Company received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of withholding taxes, for the six-month period ended November 16, 2006. The Company has recognized an additional $73,183 in royalty revenue receivable for the period between November 17 and December 31, 2006 *(Note 11)*.

5. Plant and Equipment

Details are as follows:

		Cost		Accumulated Amortization		2006 Net Book Value		2005 Net Book Value
Computer equipment	$	93,495	$	74,392	$	19,103	$	23,878
Furniture and fixtures		81,682		60,189		21,493		10,066
Equipment		45,121		23,411		21,710		26,287
	$	220,298	$	157,992	$	62,306	$	60,231

6. Share Capital

a) Details of share capital are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2006			2005		
	Shares		Amount	Shares		Amount
Balance - beginning of year	37,329,231	$	28,272,076	30,972,831	$	25,715,811
Private placement *(i)*	4,250,000		1,062,500	-		-
Private placement *(ii)*	-		-	2,500,000		1,000,000
Private placement *(iii)*	-		-	3,400,000		1,530,000
Issuance costs	-		(59,295)	-		(182,365)
For mineral properties	-		-	50,000		14,500
Exercise of stock options	-		-	20,000		7,100
Exercise of warrants	-		-	386,400		180,930
Fair value of options exercised *(Note 6c)*	-		-	-		6,100
Balance - end of year	41,579,231	$	29,275,281	37,329,231	$	28,272,076

(i) On August 31, 2006, the Company completed a private placement financing of 4,250,000 units at a price of $0.25 per unit, for gross proceeds of $1,062,500. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 until August 31, 2007. The expiry date of the warrants may be accelerated if the daily closing price of the Company's shares exceeds $0.55 for 15 consecutive business days. The Company paid cash commissions totalling $40,950, legal costs of $18,345, and issued 273,000 broker warrants in connection with the offering. The terms of the broker warrants are the same as the private placement warrants.

(ii) In December 2005, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit for gross proceeds of $1,000,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.50 until June 4, 2007. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for 20 consecutive business days. The Company paid finder's fees, commissions and legal costs totaling $61,660. In addition, the Company issued 123,500 broker warrants having the same terms as the private placement warrants.

6. **Share Capital** - *Continued*

a) **Details of share capital** - *Continued*

(*iii*) In May 2005, the Company completed a private placement of 3,400,000 units at a price of $0.45 per unit for gross proceeds of $1,530,000. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $0.55 until May 18, 2006. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for 20 consecutive business days. The Company paid finder's fees, commissions and legal costs totaling $120,705. In addition, the Company issued 171,610 broker warrants having the same terms as the private placement warrants.

b) **Contributed Surplus**

Details are as follows:

	2006	2005
Balance - beginning of year	$ 657,283	$ 357,454
Stock-based compensation *(Note 6d)*	-	305,929
Fair value of stock options exercised in year *(Note 6d)*	-	(6,100)
Balance - end of year	$ 657,283	$ 657,283

c) **Stock Options**

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers for up to 4,500,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the years ended December 31, the change in stock options outstanding was as follows:

	2006	2005
Options outstanding - beginning of year	3,905,000	3,200,000
Granted	-	750,000
Forfeited	-	(25,000)
Exercised	-	(20,000)
Options outstanding - end of year	3,905,000	3,905,000

6. Share Capital - *Continued*

c) Stock Options - *Continued*

Details of the stock options outstanding at December 31 are as follows:

2006	2005	Exercise Price	Expiry Date
900,000	900,000	$0.15	October 2, 2007
370,000	370,000	$2.80	March 31, 2008
520,000	520,000	$0.13	May 4, 2008
730,000	730,000	$0.355	April 21, 2009
180,000	180,000	$0.40	July 21, 2009
525,000	525,000	$0.47	April 1, 2010
80,000	80,000	$0.30	November 10, 2010
400,000	400,000	$0.40	March 12, 2011
200,000	200,000	$0.47	March 18, 2015
3,905,000	3,905,000		

All options outstanding at December 31, 2006 have vested.

The weighted average exercise price of the stock options outstanding at December 31, 2006 is $0.54 and the weighted average remaining contract life of the options is 2.39 years.

d) Stock-Based Compensation

During the year, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2006	2005
Total options granted	-	750,000
Average exercise price	$ -	$ 0.47
Estimated fair value of compensation	$ -	$ 305,929
Estimated fair value per option	$ -	$ 0.41

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	-	3.90%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	92%
Expected option life in years	-	6.33

During the year, consultants exercised nil (2005 - 20,000) options for which the related fair value of $nil (2005 - $6,100) has been recorded as share capital.

6. Share Capital - *Continued*

d) Stock-Based Compensation - *Continued*

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) Warrants

At December 31, the following warrants were outstanding:

2006	2005	Exercise Price	Expiry Date
-	1,664,600	$0.55	May 18, 2006
-	171,610	$0.55	May 18, 2006
2,500,000	2,500,000	$0.50	June 4, 2007
123,500	123,500	$0.50	June 4, 2007
4,250,000	-	$0.30	August 31, 2007
273,000	-	$0.30	August 31, 2007
7,146,500	4,459,710		

7. Commitment

The Company has an agreement to lease office space until October 31, 2010, with a net annual lease commitment of approximately $24,408.

8. Related Party Transactions

During the year, the Company incurred $39,408 (2005 - $51,087) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $3,170 (2005 - $13,814) payable to this firm.

During the year, the Company received advances totalling $94,000 from certain directors and officers. These unsecured advances carried interest at prime plus 2%, were without fixed terms of repayment, and were repaid in full during the year. A total of $2,508 in interest was paid to the lenders.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which for the interest is based on the rate agreed to by the lenders and the board of directors, and for the legal fees is based on the same rates that the law firm charges its other clients.

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the years ended December 31 are as follows:

	2006	2005
Loss before income taxes for accounting purposes	$ (746,598)	$ (1,449,498)
Adjustments for differences between accounting and taxable income:		
Amortization	5,565	14,386
Stock-based compensation	-	305,929
Resource property costs written off	413,658	322,660
Non-deductible and other items	(9,749)	69,100
Consolidated loss for tax purposes	(337,124)	(737,423)
Tax rate	34.1%	35.6%
Expected tax recovery for the year	(114,959)	(262,522)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	9,173	18,687
Current valuation allowance	105,786	243,835
Tax recovery for the year	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31 are as follows:

	2006	2005
Non-capital loss carry-forwards	$ 3,137,247	$ 2,710,142
Mineral property expenditures	1,491,194	1,555,862
Plant and equipment	69,131	64,807
Other	26,865	28,047
	4,724,437	4,358,858
Valuation allowance	(4,724,437)	(4,358,858)
	$ -	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2007 and 2016 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2006		Loss		Capital Expenditures		Plant and Equipment		Identifiable Assets
Canada	$	(527,210)	$	18,115	$	40,596	$	544,606
British Virgin Islands		(3,586)		-		-		3,156
Peru		(215,802)		1,065,517		21,710		4,002,390
Total	$	(746,598)	$	1,083,632	$	62,306	$	4,550,152

2005		Loss		Capital Expenditures		Plant and Equipment		Identifiable Assets
Canada	$	(1,237,886)	$	57,030	$	33,944	$	1,294,309
British Virgin Islands		(4,422)		-		-		21,856
Peru		(207,190)		1,432,122		26,287		3,017,998
Total	$	(1,449,498)	$	1,489,152	$	60,231	$	4,334,163

11. Subsequent Events

On February 6, 2007, the Company agreed to sell its interest in the 2% net smelter return royalty it held on the Virgen mine *(Note 4)* for US$1,500,000. The Company received an initial payment of US$700,000 upon signing, plus an additional US$400,000 to March 19, 2007, and is to receive two additional payments of US$200,000 each by May 18, 2007. Should the sale be completed as contemplated by May 18, 2007, the Company will forego all royalty income accruing under the royalty agreement after November 16, 2006.

GITENNES EXPLORATION INC.

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

March 27, 2007

This Annual Management Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2006. Consequently, the information set forth below should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including the audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2006, can be found on SEDAR at www.sedar.com.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Perú and Canada. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold and silver deposits, followed by copper, zinc and other base metals. During the year ended December 31, 2005, and continuing through the year ending December 31, 2006, the Company undertook a major field programme at the Tucumachay project in Central Perú, which included 38 core drill holes and 28 reverse circulation drill holes. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet"). The Company also explored its 100%-owned Titimina Property, located in the same belt as Tucumachay. In addition, during the year, the Company was notified by Buffalo Gold Ltd. ("Buffalo") that Buffalo would not proceed with its option to earn an interest in the Red property. Gitennes subsequently elected not to exercise the underlying option on the Red property and, accordingly, all expenditures on the Red Property were written off in the year.

During the year, the Company was informed by the operator of the mine at La Virgen that gold production had exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR Royalty became effective, to be paid every six months. The Company received and accrued a total of $421,307 in royalty income during the year and agreed to sell its interest in the royalty subsequent to December 31, 2006 (see *"Subsequent Events"*).

During the year and to the date hereof, the Company issued the following news releases:

February 21, 2007	Gitennes Exploration – Tucumachay, TotoRoko & Royalty Updates
February 9, 2007	Gitennes to Sell Royalty Interest for US$1,500,000
December 21, 2006	Gitennes Receives Initial Royalty Payment
November 23, 2006	Gitennes - Alpha Zinc IP Survey Update
November 2, 2006	Gitennes Exploration - Progress Report
September 1, 2006	Gitennes Exploration - Private Placement Closed
August 11, 2006	Gitennes Exploration - Private Placement & Corporate Update
May 30, 2006	Additional Zinc Results from Tucumachay Project
May 9, 2006	Gitennes Announces Private Placement
April 18, 2006	Exploration Expands Gitennes Alpha Zinc Target
March 1, 2006	Gitennes Reports High Zinc, Silver at Titimina and Tucumachay
February 14, 2006	Gold Zones Expanded at Gitennes' Tucumachay Project
January 6, 2006	Gitennes Reports on Buffalo Gold's Red Property Exploration
January 5, 2006	Gitennes - Step-Out Drilling Expands Zone at Leonardo Norte

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to December 31, 2006 were $3,941,051, which is up from the cumulative balance of $3,287,346 as at December 31, 2005. The increase for the period includes current additions of $1,067,363 in expenditures, $962,016 of which was incurred on the Tucumachay property (see *"Results of Operations"*).

The Company recorded a loss of $746,598 for the year ended December 31, 2006, which compares to a loss of $1,449,498 for the year ended December 31, 2005 (see *"Results of Operations"*). In addition the Company recognized royalty income of $421,307 (see *"Results of Operations"*) and raised net proceeds of $1,003,205 through the issuance of 4,250,000 units under a private placement (see *"Outstanding Share Data"*).

Selected Annual Information

The following table summarizes selected financial data for the Company for each of the three most recent fiscal years. The information herein is prepared in accordance with Canadian generally accepted accounting principles:

	Years Ended December 31		
	2006	2005	2004
Total assets	$4,550,152	$4,334,163	$2,843,525
Cash and cash equivalents	$278,325	$938,735	$563,649
Current assets	$548,795	$986,586	$618,054
Cumulative resource property expenses	$3,941,051	$3,287,346	$2,156,366
Current liabilities	$102,196	$142,814	$58,772
Long term liabilities	$Nil	$Nil	$Nil
Total shareholders' equity	$4,447,956	$4,191,349	$2,784,753
General and administrative expenses	$(746,581)	$1,108,116	$1,016,395
Income from royalty	$421,307	$Nil	$Nil
Write-off of exploration costs	$(413,658)	$(322,660)	$1,089,387
Net income (loss) from continuing operations	$(746,598)	$(1,449,498)	$(1,708,913)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.04)	$(0.06)

Financial Data for the Last Eight Quarters

Quarter Ended	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	Mar 31, 2005
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loss before the under-noted	$(170,658)	$(154,791)	$(208,150)	$(220,648)	$(173,470)	$(185,208)	$(254,211)	$(208,020)
Stock-based compensation	-	-	-	-	-	-	-	(305,929)
Write-down of mineral properties	-	-	(413,658)	-	(267,306)	(55,354)	-	-
Income from royalty	421,307	-	-	-	-	-	-	-
Income (loss) for the quarter	$ 250,649	$(154,791)	$(621,808)	$(220,648)	$(440,776)	$(240,562)	$(254,211)	$(513,949)
Income (loss) per share - basic	$ 0.01	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
Income (loss) per share - diluted	$ 0.01	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

The Company has no ongoing source of operating revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company had certain infrequent or non-recurring transactions that produced significant variances in its operating results.

During the quarter ended December 31, 2006, the Company received and accrued income from the Virgen royalty (see *"Properties"*) of $421,307, which represents the first such income derived from this asset. During the quarter ended June 30, 2006, the Company recorded a write-down of $413,658 upon abandoning the Red property (British Columbia) that was subject to an option agreement. The Company wrote off costs of $267,306 during the quarter ended December 31, 2005 relating to Rio Seco (Perú). Additional significant items include non-cash stock-based compensation of $305,929 recorded in the quarter ended March 31, 2005. General exploration and certain other expenses have decreased in the first half of fiscal 2006 as the Company conserved funds and focused mainly on its Tucumachay and Titimina properties. The loss for the first and second quarters is traditionally higher than for the other quarters due to the costs of the Company's annual filings, preparation of annual general meeting materials, and increased shareholder information costs, which are not experienced in the other quarters.

After factoring in the effect of these transactions, which are an inherent part of the mineral exploration industry, the operating results remain reasonably consistent among the quarters presented.

Results of Operations

Expenses

A summary of the Company's significant expense items for the three most recent fiscal years follows:

		2006		2005		2004
Audit, accounting, legal and professional fees	$	123,920	$	142,887	$	169,363
Filing, transfer fees and investor relations	$	191,721	$	240,123	$	143,756
Office rent, utilities and miscellaneous	$	108,928	$	112,242	$	115,606
Salaries and benefits	$	262,960	$	248,790	$	239,936
Stock-based compensation	$	-	$	305,929	$	290,514
Write-down of mineral properties	$	413,658	$	322,660	$	1,089,387
General exploration	$	29,540	$	31,257	$	82,308
Income tax recovery	$	-	$	-	$	(106,444)
Income from royalty	$	(421,307)	$	-	$	-

Audit, accounting, legal and professional fees for 2006 decreased slightly relative to those of the prior years. This decrease is due mostly to a reduction in the amount of legal work required as the Company administered fewer property agreements compared to the prior years.

Filing, transfer fees and investor relations expenses were higher in 2005 due to increased investor relations and promotional expenses incurred in the previous year, which included various presentations and attendances at conferences. These costs were not experienced to the same degree in the current year.

Office rent, utilities and miscellaneous costs for the year ended December 31, 2006 are consistent with those of the prior year.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the year ended December 31, 2006, salaries and benefits are higher relative to the prior year due to an increased allocation of time for administrative duties.

General exploration expenses fluctuate from quarter to quarter depending upon the time spent by employees and consultants on project development and reconnaissance, which is a function of the status of the Company's own resource properties. General exploration costs have remained relatively consistent for 2005 and 2006 as the Company continues to focus its resources on Tucumachay and the contiguous Titimina property.

Properties

The Company has four mineral projects in Perú and one mineral project in Canada. Work is supervised by J. Blackwell, P.Geo., J. Foster, P.Geo., and Alvaro Fernandez-Baca, P.Geo., qualified persons as defined in National Instrument 43-101. Selected expenditure information on the Company's main projects is as follows:

		2006	2005	2004
Tucumachay	Acquisition	$ -	$ -	$ 400,000
	Exploration	962,016	1,322,530	103,805
	Cumulative	$ 2,788,351	$ 1,826,335	$ 503,805
Titimina	Acquisition	$ -	$ -	$ 9,456
	Exploration	50,908	18,311	-
	Cumulative	$ 78,675	$ 27,767	$ 9,456
Urumalqui	Acquisition	$ -	$ -	$ -
	Exploration	12,230	55,717	204,450
	Cumulative	$ 800,985	$ 788,755	$ 733,038
La Chivona	Acquisition	$ -	$ -	$ -
	Exploration	13,381	10,564	13,839
	Cumulative	$ 184,719	$ 171,338	$ 160,774
Red	Acquisition	$ -	$ 14,500	$ 44,306
	Exploration	2,606	12,530	339,716
	Write-down	(413,658)	-	-
	Cumulative	$ -	$ 411,052	$ 384,022

Tucumachay Property

The Tucumachay property is located in the Andes Mountains of central Perú. On June 30, 2004 the Company signed a letter-of-intent with Inmet (the "Tucumachay Agreement"), under the terms of which the Company had an option to earn a 100% interest in the property. During the year ending December 31, 2006, the Company served notice that it had earned a 100% interest in the property, and Inmet has acknowledged that Gitennes has met its earn-in expenditure requirements. Inmet now has the option to regain a 60% interest in the property by spending three times the amount of the Company's investment. Inmet's option must be decided once the Company has drilled 12,000 metres.

During the year ended December 31, 2005 and to December 31, 2006 the Company completed both reconnaissance and grid soil geochemical and rock sampling programmes, IP and VLF-EM grid geophysical surveys, and three drill programmes totalling 38 core holes and 28 reverse circulation holes. Total metres drilled stand at 5,294 metres. Results continue to be favourable and indicate the occurrence of a near-surface zone of mineralization in the La Nariz area that warrants continued exploration. The Company maintains a camp to serve as a base for operations, continues environmental and archeological assessments of the property and continues with water-quality monitoring programmes, and its local initiatives, from road-building to providing for school supplies and football tournaments to local festivals. The Company continues to convene numerous community information meetings at various towns and villages in the region.

Cumulative exploration expenditures to December 31, 2006 are $2,788,351. This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Titimina Property

The Company owns a 3,800 hectare property adjacent to the western and northern portions of the Tucumachay property. Titimina covers extensions to the same geological formations that host mineralization at Tucumachay. Several showings have been found on the Titimina property, the most important of which is the Alpha zinc target, consisting of a large area of carbonate-hosted zinc – lead – silver mineralization. During the year ending December 31, 2006, the Company completed geological mapping, surface sampling and four lines of induced polarization geophysical surveys. Results are favourable and suggest additional work, including drilling, is warranted.

Urumalqui Property

The Company's 100%-held Urumalqui Property is a silver-gold prospect situated in north-central Peru. The property was explored during 2003 and 2004 in joint venture with Meridian Gold Inc. Work included geophysical and geological surveys and two diamond drill programmes. On June 17, 2005, the companies terminated the agreement and the Company assumed 100% of the assets of the joint venture, which included the Urumalqui mineral claims. The Company has applied for a permit to continue drilling at the property and is awaiting approval.

Cumulative expenditures to December 31, 2006 are $800,958.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the year. Cumulative expenditures to December 31, 2006 are $184,719.

Rio Seco Property

This property is located in coastal, central Perú. The Company has written this property down to a nominal value, however, it intends to maintain the claims in good standing.

Red Property

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company has paid $50,000 cash, issued 100,000 shares and incurred $413,658 in exploration expenditures. On April 15, 2005, the Company entered into an agreement with Buffalo whereby Buffalo could earn a 60% interest in the property by paying the Company $30,000 cash (received) and committing to incur $200,000 in exploration expenditures by April 15, 2006, with the option of incurring cumulative expenditures totalling $600,000 before April 15, 2007. Thereafter, exploration of the Red property would have been co-ordinated under a joint venture (Buffalo 60% / Gitennes 40%).

In October 2005, Buffalo completed 626 metres of drilling on the property. Two of these holes returned intervals of copper-gold mineralization similar to those encountered in previous drilling programmes.

On June 6, 2006, Buffalo advised the Company that it was not going to proceed with its option. Subsequently, on July 12, 2006, the Company advised the owners that it did not intend to exercise its option and was returning the property. Accordingly, the Company wrote off all expenditures incurred on the property during the quarter ending June 30, 2006.

Virgen Royalty

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. During the year, the Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months.

During the year, the Company received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of withholding taxes, for the six-month period ended November 16, 2006. The Company recognized an additional $73,183 in royalty revenues receivable for the period between November 17 and December 31, 2006 (see "Subsequent Events").

Other Properties

The Company has staked and conducted preliminary exploration of various 100% owned prospective mineral claims located in Perú. Total costs as at December 31, 2006 are $88,321.

Liquidity

The Company's cash and cash equivalents decreased by $660,410 during the year, which is due to the cash used in operating and exploration activities for the year exceeding the amount of cash raised during the year. As at December 31, 2006, cash and cash equivalents totalled $278,325 compared to $938,735 at December 31, 2005. Working capital as at December 31, 2006 totalled $444,599, compared to working capital of $843,772 at December 31, 2005. As at the date hereof, the Company's cash position is approximately $1,240,000.

The Company has a five-year operating lease for its office premises and storage space in Vancouver that expires on October 31, 2010. The current monthly fee is $2,034 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,120 per month on a rental agreement that is renewed semi-annually.

Capital Resources

As at the date hereof, the Company has met the current terms of its option agreements and, given the proceeds from the sale of its royalty interest (see "Subsequent Events"), considers its capital resources to be sufficient to meet its operating overhead for the ensuing year.

Fourth Quarter

The Company reported income during the fourth quarter of $250,649 or $0.01 per share. The current fourth quarter income compares to a loss of $440,776 or $0.01 per share in the fourth quarter of 2005. The significant variances in these fourth quarter results are a $267,306 write-down of mineral properties in 2005 and royalty income of $421,307 in 2006. After factoring in these items, the quarterly loss of 2006 is consistent with that of 2005. Mineral property expenditures for the quarter were $402,587 compared to $238,087 in the fourth quarter of 2005.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at December 31, 2006 or at the date hereof.

Transactions with Related Parties

During the year ended December 31, 2006, the Company incurred $39,408 (2005 - $51,087) in legal fees paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $3,170 (2005 - $13,814) payable to this firm.

During the year, the Company received advances totalling $94,000 from certain directors and officers. These unsecured advances carried interest at prime plus 2%, without fixed terms of repayment, and were repaid in full during the period. A total of $2,508 in interest was paid to the lenders.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of December 31, 2006 and the date hereof, the number of issued and outstanding common shares was 41,579,231 (52,630,731 on a diluted basis).

On August, 31, 2006, the Company completed a private placement financing of 4,250,000 units at a price of $0.25 per unit, for gross proceeds of $1,062,500. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.30 until August 31, 2007. The warrant expiry may be accelerated if the daily closing price of the Company's shares exceeds $0.55 for 15 consecutive business days. The Company paid cash commissions totalling $40,950, legal costs of $18,345, and issued 273,000, broker warrants in connection with the offering. The terms of the broker warrants are the same as the private placement warrants.

The Company has a fixed stock option plan. As at December 31, 2006, there were 3,905,000 stock options granted to directors, officers and employees of the Company and its affiliates as follows:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 2, 2007
370,000	$2.80	March 31, 2008
520,000	$0.13	May 4, 2008
730,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
525,000	$0.47	April 1, 2010
80,000	$0.30	November 10, 2010
400,000	$0.40	March 12, 2011
200,000	$0.47	March 18, 2015
3,905,000		

At December 31, 2006, warrants to purchase the following shares were outstanding:

Shares	Exercise Price	Expiry Date
2,500,000	$0.50	June 4, 2007
123,500	$0.50	June 4, 2007
4,250,000	$0.30	August 31, 2007
273,000	$0.30	August 31, 2007
7,146,500		

Subsequent Events

On February 6, 2007, the Company's sold its interest in the 2% net smelter return royalty it held on the Virgen mine for US$1,500,000. The Company received an initial payment of US$700,000 upon signing, plus an additional US$400,000 to March 19, 2007, and is to receive two additional payments of US$200,000 each by May 18, 2007. Should the sale be completed as contemplated by May 18, 2007, the Company will forego all royalty income accruing under the royalty agreement after November 16, 2006.

Critical Accounting Estimates

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Auditor

The Company's auditors for the year ended December 31, 2006, Staley Okada & Partners (Staley Okada), merged with PricewaterhouseCoopers LLP (PwC). The directors subsequently appointed PwC as the Company's auditors for the year ending December 31, 2006. The retention of PwC as auditor is considered to be a continuance of the same auditor.

Changes in Accounting Policies

There were no changes or adoptions of new significant accounting policies in the year.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At December 31, 2006 the Company held US$85,552 that is exposed to currency risks that might result from fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2006, the Company's certifying officers, being the President and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of December 31, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws and that material information was accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109– *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators. These internal controls over financial reporting have been established as at December 31, 2006. There have been no changes in these controls during fiscal year 2006 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The consolidated financial statements for the year ended December 31, 2006 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ended March 31, 2004 and December 31, 2006, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A, a copy of which will be provided to any interested parties upon request.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

Cautionary Note

This document contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of minerals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this document and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President & Director
Kerry Spong	Chief Financial Officer
James R. Foster	Vice-President
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth Booth	Director
Victor A. Tanaka	Director

SHARES LISTED

TSX Exchange
Symbol: GIT

CAPITALIZATION

As at December 31, 2006
Shares Authorized: Unlimited
Issued Capital: 41,579,231

LEGAL COUNSEL

Beach Hepburn, LLP
Toronto, Ontario

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel: 604-682-7970
Fax: 604-682-7903
Website: www.gitennes.com

IN PERU

Gitennes Exploraciones Perú
Miraflores, Lima
Tel: 511-242-4065

TRANSFER AGENT

Computershare Investor Services Inc
Toronto, Ontario

AUDITORS

PriceWaterhouseCoopers
Vancouver, British Columbia

Corporate Information

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President & Director
Kerry Spong	Chief Financial Officer
James R. Foster	Vice-President
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth Booth	Director
Victor A. Tanaka	Director

SHARES LISTED

TSX Exchange
Symbol: GIT

CAPITALIZATION

As at December 31, 2006

Shares Authorized:	Unlimited
Issued Capital:	41,579,231

LEGAL COUNSEL

Beach Hepburn, LLP
Toronto, Ontario

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel:	604-682-7970
Fax:	604-682-7903
Website:	www.gitennes.com

IN PERU

Gitennes Exploraciones Perú
Miraflores, Lima
Tel: 511-242-4065

TRANSFER AGENT

Computershare Investor Services Inc.
Toronto, Ontario

AUDITORS

PriceWaterhouseCoopers
Vancouver, British Columbia

END